OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         November 26, 2007               FACSIMILE: 212.451.2222

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                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Celeste Murphy

      Re:   A. SCHULMAN, INC.
            SCHEDULE 14A FILED NOVEMBER 8, 2007
              BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD., ET AL
            FILE NO. 000-07459

Dear Ms. Murphy:

      We  acknowledge  receipt of the letter of comment dated  November 15, 2007 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter. We have reviewed the Comment Letter with Starboard Value and Opportunity
Master Fund Ltd.  ("Starboard") and provide the following  supplemental response on its behalf. Unless otherwise indicated,  the page references below are to the marked version of the enclosed paper copy of the Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used herein and not  separately  defined have the meanings given to them in the  Preliminary  Schedule 14A. Our responses are numbered to correspond to your comments.

SCHEDULE 14A FILED NOVEMBER 8, 2007

   1. WE NOTE YOUR  STATEMENT ON PAGE 12 THAT YOU BELIEVE THAT YOUR NOMINEES ARE
      "INDEPENDENT  OF THE  COMPANY."  AT THE  FOREPART  OF  YOUR  DOCUMENT,  IN
      DISCUSSING WHAT YOUR NOMINEES WILL DO IF ELECTED TO THE BOARD, ADDRESS THE
      CONFLICT  OF  INTEREST   YOUR  NOMINEES  MAY  HAVE  AS  BOARD  MEMBERS  IN
      CONSIDERING  ANY  BUSINESS  COMBINATION  WITH  RESPECT  TO THE  SALE OF A.
      SCHULMAN  INC.'S  SHARES  TO A THIRD  PARTY,  AS A  RESULT  OF THE SALE OF
      PARTICIPATION  SHARES UNDER THE COMPENSATION LETTER AGREEMENT DISCLOSED ON
      PAGE 14. THIS ECONOMIC  ARRANGEMENT  APPEARS TO PROVIDE  INCENTIVE TO YOUR
      NOMINEES  TO  ENGAGE  IN  A  THIRD  PARTY  SALE  OF  THE  COMPANY,  VERSUS
      IMPLEMENTING  "OPERATIONAL  CHANGES" AS DESCRIBED ON PAGE 9. PLEASE EXPAND
      YOUR DISCLOSURE TO ADDRESS THIS ECONOMIC INCENTIVE.

November 26, 2007

      We acknowledge the Staff's comment. The disclosure on page 15 of the proxy statement  has been revised to clarify the terms of the  Compensation  Letter
   Agreements with the Ramius Nominees.  On a supplemental  basis, we inform the
   Staff that the Ramius Group believes the amount the Ramius  Nominees stand to earn pursuant to the Compensation  Letter Agreements is nominal and would not interfere with the ability of the Ramius Nominees,  if elected,  to discharge their  respective  fiduciary  duties  under  state law when  considering  any business  combination  or sale of the Company,  or otherwise  compromise  the
   Ramius Nominees' ability to act in the best interests of all shareholders. By way of  hypothetical  example,  if the Ramius  Nominees  are  elected and are considering  whether  to  approve  a  merger  or other  business  combination transaction  for per share  consideration  equal to 2x the share price on the date of the Ramius Group's  definitive proxy filing,  then the maximum amount that each of the Ramius Nominees stands to earn pursuant to the  Compensation
   Letter  Agreements is $20,000.  The Ramius Group  believes this amount is not material  and that the Ramius  Nominees  qualify as  "independent"  directors under SEC and NASDAQ rules on  independence  irrespective of any profits that may be derived from these compensation arrangements. We note that each of the
   Company's  non-employee directors earned on average approximately $101,111 in cash  fees and stock  awards  during  the  Company's  last  fiscal  year,  as disclosed in the  Company's  preliminary  proxy  statement.  The Ramius Group believes that any economic  incentive the Ramius  Nominees may have to engage in a  third  party  sale  of  the  Company  as  result  of  the  compensation arrangements  is  more  than  offset  by  the  annual  non-employee  director compensation they would receive by remaining as a director of the Company, as described  above.  Accordingly,  the Ramius  Group  believes  that the Ramius
   Nominees  would have  equal,  if not  greater  incentive,  to pursue a growth strategy  for the Company  that they  believe is in the best  interest of all shareholders  and would not be  incentivized to approve a third party sale by any  economic  interests  under the  compensation  arrangements.  The  Ramius
   Nominees,  if  elected,  are  committed  to acting in  accordance  with their respective  fiduciary duties as directors in all matters that come before the
   Board. We also note on a supplemental  basis that the amount of the potential compensation  under the Compensation  Letter  Agreements is immaterial to the net worth of each of the Ramius Nominees.

   2. IN ADDRESSING THE TERMS OF THE COMPENSATION  LETTER AGREEMENT HERE, AT THE
      FOREPART OF YOUR DOCUMENT, PLEASE EXPAND YOUR DISCLOSURE TO STATE THAT THE
      PARTICIPATION SHARES ARE SHARES OF A. SCHULMAN, INC. FURTHER,  PROVIDE THE
      MEASUREMENT  DATE FOR  PARTICIPATION IN THE PROFIT EARNED BY YOUR NOMINEES
      AS A RESULT OF THE SALE OF PARTICIPATION SHARES AND HOW SUCH PROFIT EARNED
      BY EACH NOMINEE WILL BE  DETERMINED.  FURTHER,  STATE THE NUMBER OF SHARES
      AND  PERCENTAGE OF OUTSTANDING  SHARES OF THE COMPANY THESE  PARTICIPATION
      SHARES REPRESENT, PER AFFILIATE AND FOR THE RAMIUS GROUP AS A WHOLE. STATE
      THE CURRENT  VALUE OF THE ENTIRETY OF THE  PARTICIPATION  SHARES.  EXPLAIN
      WHAT YOU MEAN BY "LAST  $20,000 WORTH OF SHARES" AND HOW THE SALE OF THESE
      SHARES COULD EXCEED $20,000.

      We refer the Staff to our response to Comment 1. The disclosure on page 15 of the proxy  statement has been revised to clarify the  Compensation  Letter
   Agreements  with the Ramius  Nominees,  including  the  measurement  date for participation  in the profit earned by the Ramius  Nominees and the method by which such profit  earned by the Ramius  Nominees  will be  determined.  On a
   supplemental   basis,  we  advise  the  Staff  that  because  the  number  of

November 26, 2007

   Participation  Shares is determined by dividing  $20,000 by the closing price of the  Company's  shares on the date the Ramius  Group files its  definitive proxy statement,  the Ramius Group is currently unable to disclose the number of shares the  Participation  Shares  represent or current value thereof.  We also advise the Staff on a supplemental basis that in light of the immaterial
   amount  the  Ramius   Nominees   stand  to  earn  under  these   compensation
   arrangements and the Ramius Group's belief that the compensation arrangements are not  material  to a  shareholder's  decision  whether to elect the Ramius
   Nominees,  the Ramius  Group does not believe it is  necessary to address the terms of the  Compensation  Letter  Agreements  at the  forepart of the proxy statement.

   3. REVISE YOUR  DISCLOSURE TO STATE AND EXPLAIN THE  "INDEPENDENCE,"  OR LACK
      THEREOF,   OF  YOUR   NOMINEES   SHOULD  THEY  BE  BOARD  MEMBERS  IN  THE
      CONSIDERATION  OF  ANY  BUSINESS  COMBINATION  THAT  WOULD  IMPLICATE  THE
      COMPENSATION LETTER AGREEMENT AND SALE OF PARTICIPATION SHARES.

      We refer the Staff to our response to Comment 1. On a supplemental  basis, we  inform  the  Staff  that the  Ramius  Group  believes  that  despite  the
   Compensation  Letter  Agreements,  the Ramius Nominees are "independent" both under SEC and  Nasdaq  rules and under a general  meaning  of that term as it relates to the Ramius  Nominees'  ability to act in the best interests of all shareholders when considering a business  combination  transaction that would implicate the Compensation Letter Agreements. We note on a supplemental basis that the Ramius Group does not believe there to be any significant difference between the Ramius Nominees'  compensation  arrangements and any stock option or  restricted  stock  compensation  arrangements  for  directors of a public company in terms of such arrangements' effect on a director's independence or in terms of creating a conflict of interest  for a director in  evaluating  a business combination transaction.

RAMIUS GROUP'S INVOLVEMENT IN OTHER SOLICITATIONS, PAGE 21

   4. ON PAGE 21, YOU STATE THAT "EACH OF  STARBOARD  AND PARCHE HAS BEEN FORMED
      FOR THE PURPOSE OF MAKING EQUITY  INVESTMENTS AND, ON OCCASION,  TAKING AN
      ACTIVE ROLE IN THE  MANAGEMENT OF PORTFOLIO  COMPANIES IN ORDER TO ENHANCE
      SHAREHOLDER  VALUE."  THIS  DESCRIPTION  MAY  BE  INCOMPLETE  IN  THAT  WE
      UNDERSTAND  THAT  MEMBERS  OF THE  RAMIUS  GROUP  HAVE  APPARENTLY  LED 46
      ACTIVIST CAMPAIGNS AGAINST 42 COMPANIES SINCE AUGUST 1999. IT APPEARS THAT
      STARBOARD VALUE AND OPPORTUNITY  MASTER FUND LTD.  ("STARBOARD"),  PARCHE,
      LLC   ("PARCHE")  AND  OTHER  MEMBERS  OF  THE  RAMIUS  GROUP  HAVE  FILED
      NON-MANAGEMENT PROXY STATEMENTS IN CONNECTION WITH CONTESTED ELECTIONS FOR
      AT LEAST FOUR OTHER  COMPANIES IN 2007 ALONE (LUBY'S INC.,  FILED NOVEMBER
      6, 2007;  DATASCOPE  CORP.,  FILED OCTOBER 19, 2007;  THE LAMSON & SESSION
      CO., FILED APRIL 26, 2007; AND PHOENIX  TECHNOLOGIES  LTD.,  FILED JANUARY
      16,  2007).   PLEASE  ELABORATE  UPON  YOUR  DESCRIPTION  OF  THE  PRIMARY
      BUSINESSES  OF ITS  MEMBER  ENTITIES,  INCLUDING  THEIR  PARTICIPATION  IN
      ACTIVIST CAMPAIGNS,  IN OTHER CURRENT AND PRIOR PROXY  SOLICITATIONS,  AND
      DISCLOSE TO SHAREHOLDERS THE FULL NATURE OF THE INVESTMENT AND INVOLVEMENT
      IN THE COMPANY.  BECAUSE OF THE  INVOLVEMENT  OF THE RAMIUS GROUP IN OTHER
      SOLICITATIONS,  IT APPEARS THAT YOU SHOULD CONSIDER  CLARIFICATION  IN THE
      PROXY  STATEMENT  THAT  THE  RAMIUS  GROUP  MAY  HAVE  INTERESTS  THAT ARE
      DIFFERENT FROM OTHER SHAREHOLDERS OF THE COMPANY.

November 26, 2007

      In response to the Staff's comment, the disclosure on page 22 of the proxy statement  has been  revised  to delete the  reference  to "on  occasion."  On a supplemental  basis, we advise the Staff that the Ramius Group strongly believes that its  involvement  in other  current  and prior proxy  solicitations  has no bearing on its interests in the Company and that its interests are fully aligned with the interests of the other non-management shareholders of the Company.

                                    * * * * *

November 26, 2007

      In  connection  with  responding  to the Staff's  comments,  a certificate signed  by  each  of  the  participants  containing  the  three  acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to  contact  the  undersigned  with any  comments  or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          Steven Wolosky

Enclosure

cc:   Jeffrey C. Smith
      Owen Littman

                                 ACKNOWLEDGMENT

      In  connection  with  responding  to  the  comments  of the  Staff  of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement  on  Schedule  14A filed by the  undersigned  on November 8, 2007 (the
"Proxy Statement"), each of the undersigned acknowledges the following:

      o  The  undersigned  is  responsible  for the adequacy and accuracy of the disclosure in the Proxy Statement.

      o  The  Staff's  comments  or changes to  disclosure  in response to Staff comments in the Proxy Statement  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

      o  The  undersigned  may not  assert  Staff  comments  as a defense in any proceeding  initiated  by the  SEC  or any  person  under  the  federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

Dated: November 26, 2007

PARCHE, LLC                            RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC,       By: Ramius Capital Group, L.L.C.,
    its managing member                    its sole member

STARBOARD VALUE AND OPPORTUNITY        RCG ENTERPRISE, LTD
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
By: RCG Starboard Advisors, LLC,           its investment manager
    its investment manager
                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                              ----------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

/s/ Jeffrey M. Solomon
-------------------------------------
JEFFREY M. SOLOMON
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark,
Thomas W. Strauss, Michael Caporale,
Jr. and Lee Meyer

/s/ Mark R. Mitchell                     /s/ Yevgeny V. Ruzhitsky
--------------------------------------   ---------------------------------------
MARK R. MITCHELL                         YEVGENY V. RUZHITSKY

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